                                                              Exhibit (a)(5)(iv)


               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

---------------------------------------
                                       |
DAVID BEILER, on behalf of himself     |
and all others similarly situated,     |
                                       |
                         Plaintiff,    |
                                       |
             - against -               |
                                       |
WILLIAM J. BARRETT, PETER A. DEA,      |      Civil Action No. 18716NC
ROBERT C. BUFORD, DERRILL CODY, JAMES  |
M. FITZGIBBONS, PHILIPPE SCHREIBER,    |
HENNIE L.J.M. GIESKES, WILLIAM W.      |
GRANT, III, RALPH A. REED, FRANK J.    |
KELLER and BARRETT RESOURCES CORP.,    |
                                       |
                         Defendants.   |
                                       |
---------------------------------------


                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, by and through his attorneys, alleges upon information and belief except as to himself and his own actions, which he alleges upon knowledge, as follows:

                                     PARTIES
                                     -------

     1. Plaintiff is the owner of Barrett Resources, Corp. ("Barrett" or the "Company") common stock, and has owned such stock at all times relevant herein.

     2. Barrett is a Delaware corporation with its principal place of business located at 1515 Arapahoe Street Suite 1000, Denver, Colorado 80202. Barrett explores for and produces oil and gas and owns and operates gas gathering systems.


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

     3. Defendant William J. Barrett ("Barrett") is the chairman of Barrett's Board of Directors.

     4. Defendant Peter A. Dea ("Dea") is Vice Chairman of the Board of Directors of Barrett and Chief Executive Officer.

     5. Defendant Ralph A. Reed ("Reed") is President, Chief Operating Officer and a Director of Barrett.

     6. Defendant Frank J. Keller ("Keller") is Vice President, Chief Financial Officer and a Director of Barrett.

     7. Defendants Robert C. Buford, Derrill Cody, James M. Fitzgibbons, Philippe S.E. Schreiber, Hennie L.J.M. Gieskes and William W. Grant, III, are all directors of Barrett.

     8. The foregoing individual Directors of Barrett (collectively, the "Individual Defendants") owe fiduciary duties to Barrett and its Shareholders.


                           CLASS ACTION ALLEGATIONS
                           ------------------------

     9. Plaintiff brings this action for injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery and on behalf of all common stockholders of Barrett (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being deprived of the opportunity to maximize the value of their Barrett shares by the wrongful acts of the Individual Defendants described herein ("Class").

     10. This action is properly maintainable as a class action for the following reasons:

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

          (a) The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are more than 35 million common shares of Barrett outstanding, owned by over 3,300 of stockholders of record. Members of the class are disbursed throughout the United States.

          (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of their efforts to entrench themselves in office and prevent Barrett public stockholders from maximizing the value of their holdings.

          (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation in this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

          (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or other equitable relief with respect to the Class as a whole.

                              FACTUAL BACKGROUND
                              ------------------

     11. On March 7, 2001, Royal Dutch/Shell Group ("Shell"), Europe's largest oil company, publicly announced an offer to buy Barrett for $2.2 billion in cash and assumed debt. Shell proposed paying $55.00 per share for Barrett or a total of $1.8 billion in cash as well as assuming approximately $400 million of Barrett's debt. This offer represents a 24% premium to the price of Barrett's stock on February 28, 2001, the day Shell first approached the Company. Following the offer, the Barrett Board stated that it would consider the proposal at regularly scheduled meetings on March 7, 2001 and March 8, 2001 and would respond to the offer no later than Friday, March 9, 2001.

     12. On March 7, 2001, Shell Oil Company filed an action (the "Shell Action") in Delaware Chancery Court challenging various by-law provisions of Barrett. Apparently, by virtue of the Shell Action, Barrett and its Directors do not intend to consider the Shell offer in accordance with their fiduciary duties as described below.

     13. At all times herein, the Individual Defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders and to make corporate decisions in good faith. The actions of the Individual Defendants were fundamentally motivated to further their own self-interests and objectives, and correspondingly preserve and protect their emoluments and positions in the Company, all in violation of their fiduciary duties and to the detriment of the shareholders of the Company.

     14.  The Individual Defendants' fiduciary obligations require them to:

          (a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets or consider strategic alternatives;

          (b) act independently, including appointing a disinterested committee so that the interests of Barrett's public stockholders would be protected; and

          (c) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public stockholders of Barrett.

     15. The Shell proposal represents an opportunity to effect a change of control of Barrett, its business and affairs. In a change of control transaction, the Individual Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in Barrett, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflicts of interest, it is unlikely that defendants will be able to represent the interests of Barrett's public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will be resolved in the best interests of Barrett's public stockholders.

     16. By virtue of the acts and conduct alleged herein, the Individual Defendants, who direct the actions of the Company, are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of Barrett. Defendants' conduct wrongfully infringes on the Company's stockholders' ability to influence corporate policy through the proxy mechanism.

     17. As a result of the foregoing, the Individual Defendants have breached their fiduciary duties owed to Barrett's public stockholders.

     18. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class and entrench themselves in their corporate offices, all to the irreparable harm of the Class.

     19. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (a)  declaring this to be a proper class action;

          (b) ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to: (i) undertake an appropriate evaluation of alternatives designed to maximize value for Barrett's public stockholders; and (ii) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligations to public stockholders or, if such conflicts exist, ensure that all the conflicts would be resolved in the best interests of Barrett's public stockholders;

          (c) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (d) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiffs attorney's fees and experts' fees; and

          (e) granting such other and further relief as this Court may deem to be just and proper.


Dated:  March 7, 2001

                                              CHIMICLES & TIKELLIS

                                              /s/ Pamela S. Tikellis
                                              -----------------------------
                                              Pamela S. Tikellis
                                              Robert J. Kriner
                                              Timothy R. Dudderar
                                              One Rodney Square
                                              P.0. Box 1035
                                              Wilmington, Delaware 19899
                                              (302) 656-2500
                                              (302) 656-9053 (Fax)

                                              Attorneys for Plaintiffs


OF COUNSEL:

Wolf, Haldenstein, Adler Freeman & Herz, LLP
270 Madison Avenue
New York, NY 10016
(212) 545-4600


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